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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                SCHEDULE 14D-1/A

                             TENDER OFFER STATEMENT
                               (AMENDMENT NO. 2)
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                               SCS/COMPUTE, INC.
                           (NAME OF SUBJECT COMPANY)

                             SCS SUBSIDIARY, INC.,
                           THOMSON U.S. HOLDINGS INC.
                                      AND
                            THE THOMSON CORPORATION
                                   (BIDDERS)

                          COMMON STOCK, $.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  784030 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                            MICHAEL S. HARRIS, ESQ.
                            THE THOMSON CORPORATION
                       METRO CENTER AT ONE STATION PLACE
                          STAMFORD, CONNECTICUT 06902
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                            DAVID W. HELENIAK, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 848-4000

                                January 12, 1996

                               Page 1 of 10 pages
                      An Exhibit Index appears on page 9.

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

CUSIP No. 784030 10 8

---------------------------------------------------------------------------------------------
   1.  Name of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Person
       SCS SUBSIDIARY, INC.
---------------------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of Group
       (a) / /
       (b) / /
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   3.  SEC Use only
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   4.  Sources of Funds
       WC
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   5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(f)
         /  /
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   6.  Citizen or Place of Organization
       Delaware
---------------------------------------------------------------------------------------------
   7.  Aggregate Amount Beneficially Owned by Each Reporting Person
         1,082,570 Shares which may be deemed beneficially owned pursuant to the Stock
            Purchase Agreement described herein.
---------------------------------------------------------------------------------------------
   8.  Check if the Aggregate Amount if Row (7) Excludes Certain Shares / /
---------------------------------------------------------------------------------------------
   9.  Percent of Class Represented by Amount in Row (7)
       40.1%
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  10.  Type of Reporting Person
       CO
---------------------------------------------------------------------------------------------

                               Page 2 of 10 pages

CUSIP No. 784030 10 8

---------------------------------------------------------------------------------------------
   1.  Name of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Person
       THOMSON U.S. HOLDINGS INC.
---------------------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of Group
       (a) / /
       (b) / /
---------------------------------------------------------------------------------------------
   3.  SEC Use Only
---------------------------------------------------------------------------------------------
   4.  Sources of Funds
       WC
---------------------------------------------------------------------------------------------
   5.  Check if Disclosure of Legal Proceedings is Required Pursuant to item 2(e) or 2(f) / /
---------------------------------------------------------------------------------------------
   6.  Citizen or Place of Organization
       Delaware
---------------------------------------------------------------------------------------------
   7.  Aggregate Amount Beneficially Owned by Each Reporting Person
       1,082,570 Shares which may be deemed beneficially owned pursuant to the Stock Purchase
         Agreement described herein.
---------------------------------------------------------------------------------------------
   8.  Check if the Aggregate Amount if Row (7) excludes Certain Shares / /
---------------------------------------------------------------------------------------------
   9.  Percent of Class Represented by Amount in Row (7)
       40.1%
---------------------------------------------------------------------------------------------
  10.  Type of Reporting Person
       CO
---------------------------------------------------------------------------------------------

                               Page 3 of 10 pages

CUSIP No. 784030 10 8

---------------------------------------------------------------------------------------------
   1.  Name of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Person
       THE THOMSON CORPORATION
---------------------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of Group
       (a) / /
       (b) / /
---------------------------------------------------------------------------------------------
   3.  SEC Use only
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   4.  Sources of Funds
       WC
---------------------------------------------------------------------------------------------
   5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(f) / /
---------------------------------------------------------------------------------------------
   6.  Citizen or Place of Organization
       Ontario, Canada
---------------------------------------------------------------------------------------------
   7.  Aggregate Amount Beneficially Owned by Each Reporting Person
         1,082,570 Shares which may be deemed beneficially owned pursuant to the Stock
            Purchase Agreement described herein.
---------------------------------------------------------------------------------------------
   8.  Check if the Aggregate Amount if Row (7) Excludes Certain Shares / /
---------------------------------------------------------------------------------------------
   9.  Percent of Class Represented by Amount in Row (7)
       40.1%
---------------------------------------------------------------------------------------------
  10.  Type of Reporting Person
       CO
---------------------------------------------------------------------------------------------

                               Page 4 of 10 pages

     This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and Amendment No. 2 to Schedule 13D relates to the offer by SCS Subsidiary, Inc., a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of Thomson U.S. Holdings Inc., a Delaware corporation ("Parent") and an indirect wholly owned subsidiary of The Thomson Corporation, a corporation organized under the laws of Ontario, Canada ("TTC"), to purchase all outstanding shares of Common Stock, par value $.10 per share (the "Shares"), of SCS/Compute, Inc., a Delaware corporation (the "Company"), at a price of $6.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated December 27, 1995 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were attached to the Schedule 14D-1 as Exhibits (a)(1) and (a)(2) thereto, respectively. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission on December 27, 1995.

     Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

     Item 10(b) is hereby amended and supplemented by adding to the end thereof the following:

     On January 12, 1996, the Company filed a Form 8-K (the "8-K") with the Commission. The 8-K contained certain unaudited financial information of the Company as of January 8, 1996. A copy of such financial information contained in the 8-K and relating to the foregoing is filed as Exhibit (a)(11) to the
Schedule 14D-1 and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by adding the following Exhibit:

     (a)(11) Financial information released by the Company on January 12, 1996.

                               Page 5 of 10 pages

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SCS SUBSIDIARY, INC.

Dated: January 12, 1996

                                          By /s/  NIGEL R. HARRISON

                                            ------------------------------------
                                            Name: Nigel R. Harrison
                                            Title: Treasurer

                               Page 6 of 10 pages

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THOMSON U.S. HOLDINGS INC.

Dated: January 12, 1996

                                          By /s/  NIGEL R. HARRISON

                                            ------------------------------------
                                            Name: Nigel R. Harrison
                                            Title: Executive Vice President

                               Page 7 of 10 pages

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE THOMSON CORPORATION

Dated: January 12, 1996

                                          By /s/  NIGEL R. HARRISON
                                            Name: Nigel R. Harrison
                                            Title: Executive Vice President

                               Page 8 of 10 pages

                                 EXHIBIT INDEX

                                                                                      PAGE IN
                                                                                     SEQUENTIAL
EXHIBIT NO.                                                                       NUMBERING SYSTEM
-----------                                                                       ----------------
   (a)(1)     Form of Offer to Purchase dated December 27, 1995.................           *
   (a)(2)     Form of Letter of Transmittal.....................................           *
   (a)(3)     Form of Notice of Guaranteed Delivery.............................           *
   (a)(4)     Form of Letter from Purchaser to Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.........................           *
   (a)(5)     Form of Letter from Brokers, Dealers, Commercial Banks, Trust
              Companies and Nominees to Clients.................................           *
   (a)(6)     Form of Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.....................................           *
   (a)(7)     Summary Advertisement as published in The Wall Street Journal on
              December 27, 1995.................................................           *
   (a)(8)     Press Release issued by the Company on December 20, 1995..........           *
   (a)(9)     Consolidated Financial Statements of TTC as set forth in TTC's
              1994 Annual Report to Shareholders................................           *
  (a)(10)     Press Release issued by the Company on January 5, 1996............           *
  (a)(11)     Financial Information released by the Company on January 12,
              1996..............................................................          10
   (c)(1)     Agreement and Plan of Merger, dated as of December 19, 1995, among
              Parent, Purchaser and the Company.................................           *
   (c)(2)     Stock Purchase Agreement, dated as of December 19, 1995, among
              Parent, Purchaser and Robert W. Nolan, Sr. .......................           *
   (c)(3)     Form of Employment Agreement between the Company and Robert W.
              Nolan, Sr., including, as an exhibit thereto, the form of
              Consulting Agreement between the Company and Robert W. Nolan,
              Sr. ..............................................................           *

---------------
* Previously Filed

                               Page 9 of 10 pages